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
------                                                                                               -------------------------------
FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
------                                            WASHINGTON, D.C. 20549                             -------------------------------
                                                                                                      OMB Number          3235-0287
|_| Check this box if                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Expires:    December 31, 2001
    no longer subject                                                                                 Estimated average burden
    to Section 16.        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     hours per response........0.5
    Form 4 or Form 5           Section 17(a) of the Public Utility Holding Company Act of 1935       -------------------------------
    obligations may               or Section 30(f) of the Investment Company Act of 1940
    continue.  See
    Instruction 1(b)
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1.Name and Address of Reporting Person    2.Issuer Name and Ticker or Trading Symbol   6.Relationship of Reporting Person to Issuer
                                                                                                    (Check all applicable)
  Pearse      William       J.                Ultimate Electronics, Inc. (ULTE)           X  Director             10% Owner
-------------------------------------------------------------------------------------     ---                  ---
 (Last)      (First)        (Middle)      3.IRS or Social Security  4.Statement for           Officer (give        Other (Specify
                                            Number of Reporting       Month/Year          ---          title   ---        below)
                                            Person (Voluntary)                                         below)
  c/o Ultimate Electronics, Inc.                                       05/00
  321A W. 84th Avenue                                                                                  Chairman
------------------------------------------                          ----------------------------------------------------------------
                (Street)                                            5.If Amendment,    7.Individual or Joint/Group Filing
                                                                      Date of Original   (Check applicable line)
                                                                      (Month/Year)         X  Form filed by One Reporting Person
Thornton       CO              80260                                                      ---
------------------------------------------                                                    Form filed by More than One
(City)       (State)          (Zip)                                                       --- Reporting Person
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

                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1.Title of Security    2.Trans-   3.Transaction  4.Securities Acquired (A)      5.Amount of        6.Ownership        7.Nature of
  (Instr. 3)             action     Code           or Disposed of (D)             Securities         Form:              Indirect
                         Date       (Instr. 8)     (Instr. 3, 4 and 5)            Beneficially       Direct (D) or      Beneficial
                                  ----------------------------------------------  Owned at End       Indirect (I)       Ownership
                         (Month/                                                  of Month           (Instr. 4)         (Instr. 4)
                         Day/       Code     V       Amount  (A) or    Price      (Instr. 3 and 4)
                         Year)                               (D)
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Common Stock             5/30/00     J               26,595   A                   993,895              D
 .01 par value
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Common Stock             5/30/00     J               26,595   A                   959,095              I                 By wife
 .01 par value
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                                                                                 1,952,990
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

FORM 4 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative  2. Conver-    3. Trans-   4. Trans-    5. Number of       6. Date Exer-   7. Title and Amount  8. Price
   Security                sion or       action      action       Derivative         cisable and     of Underlying        of
   (Instr. 3)              Exercise      Date        Code         Securities         Expiration      Securities           Deriv-
                           Price of      (Month/     (Instr. 8)   Acquired (A) or    Date            (Instr. 3 and 4)     ative
                           Deriv-        Day/                     Disposed of (D)    (Month/Day/                          Secur-
                           ative         Year)                    (Instr. 3, 4,      Year)                                ity
                           Security                               and 5)                                                  (Instr. 5)
                                                  --------------------------------------------------------------------
                                                                                  Date     Expira-           Amount or
                                                    Code   V      (A)      (D)    Exer-    tion      Title   Number of
                                                                                  cisable  Date              Shares
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
1. Title of Derivative     9. Number of         10. Ownership         11. Nature of
   Security                   Derivative            Form of               Indirect
   (Instr. 3)                 Securities            Derivative            Beneficial
                              Beneficially          Security:             Ownership
                              Owned at End          Direct (D) or         (Instr. 4)
                              of Month              Indirect (I)
                              (Instr. 4)            (Instr. 4)
------------------------------------------------------------------------------------------

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Explanation of Responses: Each of William J. Pearse and Barbara A. Pearse ("Grantors") each received 26,595 shares from the certain trusts established by them for the benefit of their adult children.  The shares were delivered in payment of approximately
$1,492,644 of interest owed by the trusts to the Grantors under promissory notes dated September 21, 1993 from the trusts to the Grantors.  The number of shares was computed based on the average of the high and low prices for Ultimate Electronics,
Inc. common stock as quoted on NASDAQ on May 15, 2000, which was $28.0625 per shares.  May 15, 2000 is the date as to which the interest payment was calculated.





** Intentional misstatements or omissions of facts                                   /s/William J. Pearse              June 9, 2000
   constitute Federal Criminal Violations.                                         ---------------------------------   ------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                          *Signature of Reporting Person       Date
                                                                                        William J. Pearse


Note: File three copies of this Form, one of which must be manually signed.


                                                                                                                             Page 2
                                                                                                                    SEC 1474 (7-96)
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